UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: April 1, 2010
(Date of earliest event reported)

GOLDRICH MINING COMPANY
(Exact name of registrant as specified in its charter)

Commission File Number: **001-06412**
_____

Alaska   **91-0742812**
(State or other jurisdiction of incorporation)   (IRS Employer Identification No.)

2607 Southeast Blvd, Suite B211
Spokane, Washington 99223
(Address of principal executive offices, including zip code)

(509) 536-1014
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02   Unregistered Sales of Equity Securities

Goldrich Mining Company (the "Company") issued securities for gross proceeds of $1,756,442, including $615,037 from notes payable in gold, $208,500 from a private placement, and $932,905 from equipment vendor loans.

Notes Payable in Gold Contract: The Company issued Notes in the principal amount of $615,037 to nine investors. Under the terms of the Notes, the Company agreed to deliver gold to the holder at the lesser of $850 or a 25% discount to market price as calculated on the contract date and specify delivery of gold in November 2011. Under the Notes, the holder has the option to elect by October 20, 2010 to: (1) accelerate the delivery of the gold to October 2010 based on a price equal to the lesser of $960 or a 15% discount to market price as calculated on the date of sale or (2) convert the original amount invested into common stock at a price of $0.45 per common share. The notes payable in gold contract contains standard terms regarding delivery and receipt of gold and payment of delivery costs. A finder's fee of 6% of the proceeds is payable to qualified arm's length parties.

Additionally, for each dollar of note payable in gold, the holder will receive one half of a common stock purchase warrant. Each whole warrant is exercisable to purchase one share of common stock of the Company at an exercise price of $0.65 for a period of two years following the date of issue. In the event that the Company's shares of common stock trade in the United States at a closing price of greater than $1.00 per share for a period of 10 consecutive trading days at any time following the issuance of the warrants, the Company may, in its sole discretion, accelerate the expiration date of the warrants by giving written notice to the holders thereof, and in such case, the warrants will expire on the 20th business day after the date on which such notice is given by the Company.

The Notes were issued to "accredited investors" (as defined in Rule 501(a) of Regulation D) in private placement transactions pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Unit Private Placement: The Company issued 695,000 Units, at a price of $0.30 per unit, for gross proceeds of $208,500 in a private placement to three investors. Each Unit consists of one share of common stock and one-half common stock purchase warrant. Each whole warrant is exercisable to purchase one additional common share at $0.55 per share for a period of two years following the date of issue. In the event that the common shares trade at a weighted volume average price of greater than $0.80 per share for a period of 20 consecutive trading days at any time following the issuance of the warrants, the Company may, in its sole discretion, accelerate the expiration date of the warrants by giving written notice to the holders thereof within 10 business days of the occurrence thereof and in such case the warrants will expire on the 20th business day after the date on which such notice is given by the Company. The Company granted resale registration rights to such investors.

A cash commission in the amount of 7% of the aggregate subscription amounts and warrants to purchase shares of common stock of the Company equal to 10% of the proceeds raised at each closing divided by the price of the common stock at the time of each closing are payable to qualified arm's length finders in connection with the private placement. All warrants will be exercisable at a price equal to the then current market price of the common shares in compliance with FINRA and applicable federal and state security laws. The warrants will expire on the second anniversary of their issuance. Further, the warrants shall be non-transferable and in the event that the common stock trades at a closing price of greater than $0.80 per share for a period of 20 consecutive days, Goldrich may, at its sole discretion, accelerate the expiration date of the warrants by giving written notice to the holders thereof within 10 business days of the occurrence thereof and in such case the warrants will expire on the 20th business day after the date on which such notice is given by the Company.

The Units were issued to "accredited investors" (as defined in Rule 501(a) of Regulation D) in private placement transactions pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Vendor Financing: The Company received $932,905 in loans from three different equipment vendors consisting of one 48-month loan for $258,080 at 4.72% interest per annum, a second 36-month loan for $165,950 at 7.9% interest per annum, and a third loan for $508,875 at 9.0% interest per annum payable in 6 monthly installments of $30,000 and a final payment of approximately $349,000 payable on or before October 15, 2010. These loans are secured by a security interest in the equipment.

Item 9.01   **Financial Statements and Exhibits**

(d)   Exhibits

      10.1   Form of Alluvial Gold Forward Sales Contract

      10.2   Form of Alluvial Gold Forward Sales Contract Confirmation Letter

      10.3   Form of Unit Subscription Agreement

      10.4   Form of Class F Warrant

      99.1   Press Release dated April 1, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDRICH MINING COMPANY
(Registrant)

Dated: April 1, 2010   By: /s/ Ted R. Sharp

                                                               Ted R. Sharp Chief Financial Officer

Exhibit 10.1

GOLD FORWARD SALES CONTRACT

DATED

_____

BY AND BETWEEN

GOLDRICH MINING COMPANY
as Seller

AND

_____

as Purchaser

This   GOLD FORWARD SALES CONTRACT ("**Agreement**") is entered into as of the date set forth on the Confirmation Letter (as defined herein), to be delivered in the form attached hereto as Exhibit A and incorporated herein by reference, by and between Goldrich Mining Company, an Alaska corporation, having its principal place of business at 3412 South Lincoln Drive, Spokane, WA 99203-1650 (the "**Seller**"), and the entity described in the Confirmation Letter (the "**Purchaser**").

WHEREAS, Seller desires to sell and Purchaser desires to purchase certain quantities of Gold (as defined herein) on the terms and conditions set forth herein;

WHEREAS, Seller desires to sell and Purchaser desires to purchase Class E common stock purchase warrants of the Seller ("**Class E Warrants**") on the terms and conditions set forth herein and in the Subscription Agreement attached hereto as Appendix A.

NOW THEREFORE, in consideration of the respective covenants and agreements hereinafter set forth and for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

ARTICLE I - DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings indicated:

"**Affiliate**" shall mean any person, partnership, joint venture, corporation or other form of enterprise that directly or indirectly controls, or is controlled by, or is under common control with, a party to this Agreement. For the purposes of this paragraph, "control" shall mean possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

"**Agreement**" shall mean this Gold Forward Sales Contract, as it may be amended, restated, extended or otherwise modified from time-to-time.

"**Business Day**" shall mean a day, other than a Saturday or a Sunday, on which commercial banks are not required to be closed in Fairbanks, Alaska. Whenever any action to be taken hereunder shall be stated to be required to be taken shall be due on a day other than a Business Day, unless otherwise specifically provided for herein, such action shall be taken on the next succeeding Business Day.

"**Common Shares**" shall mean shares of common stock of the Seller.

"**Confirmation Letter**" shall mean a letter to be executed by Purchaser and Seller pursuant to Section 2.01 which contains terms and conditions pertaining to this sales transaction.

"**Current Market Price**" of the Common Shares at any date shall mean the price per share equal to the weighted average price at which the Common Shares have traded for the 20 consecutive Trading Days before the relevant date on any United States or Canadian stock exchange on which the Common Shares are then listed or quoted as may be selected by the directors of the Seller or, if the Common Shares are not then listed or quoted on any United States or Canadian stock exchange then on such other stock exchange on which the Common Shares are then listed as may be selected by the directors of the Seller or, if the Common Shares are not then listed on a stock exchange, on the over-the-counter market (provided that, in each case, if such average price is not in United States dollars, such price will be translated into United States dollars using the then applicable Exchange Rate); provided that, if there is no market for the Common Shares during all or part of such period during which the Current Market Price per Common Share would otherwise be determined, the Current Market Price per Common Share shall in respect of all or such part of the period be determined by a nationally recognized firm of certified public accountants or chartered accountants appointed by the Seller (who may be the Seller's auditors).

"**Deficiency Quantity**" shall mean with respect to a particular Delivery Date the amount by which the Required Quantity of Gold for such Delivery Date exceeds the quantity of Gold actually delivered hereunder with respect to such Delivery Date.

"**Delivery Date**" shall mean the date or dates specified as such in a Confirmation Letter.

"**Delivery Point**" shall mean the location specified as such in a Confirmation Letter to which a Required Quantity of Gold shall be delivered on a Delivery Date. Purchaser is responsible for all delivery costs from Fairbanks, Alaska to Delivery Point, including, but not limited to, shipping, certification, and insurance costs.

"**Designated Properties**" shall mean the properties owned or controlled by Seller specified in Exhibit B, attached hereto and incorporated herein by reference, from which the Gold shall be recovered.

"**Effective Date**" shall be the date so specified in a Confirmation Letter and shall be the effective date of this Agreement.

"**Exchange Rate**" means, on any date for determination, the rate at which United States dollars may be exchanged into other currency calculated by reference to such publicly available service for displaying exchange rates of a major bank in the City of New York as may be determined by the Seller.

"**Force Majeure**" shall mean a failure by Seller to perform one or more obligations hereunder to the extent that such failure is caused by war; riot; insurrection; fire; explosion; sabotage; strikes or other labor or industrial disturbances; acts of God or the elements, including, but not limited to extraordinarily inclement weather for the Chandalar Lake area and earthquakes; Governmental Requirements; disruption or breakdown of production or transportation facilities, failures of contract transporters to deliver a Required Quantity of Gold; or by any other cause, similar or dissimilar, reasonably beyond the control of Seller.

"**Gold**" shall mean pure gold and the trading unit is one fine troy ounce. The agreed fine gold content in troy ounces of bar weights shall be the same as established by the London Bullion Market Association.

"**Governmental Requirement**" shall mean all judgments, orders, writs, injunctions, decrees, awards, laws, ordinances, statutes, regulations, rules, permits, certificates, licenses, authorizations and the like of any government or any commission, board, court, agency, instrumentality or political subdivision thereof.

"**Delivery Date Index Price**" shall mean the immediate next London PM Fix price for fine gold after a Delivery Date or termination date; provided if such price cannot be determined, the Delivery Date Index Price shall be any alternative agreed to in writing by Seller and Purchaser.

"**Initial Index Price**" shall mean the immediate next London PM Fix price for fine gold on the date and time the Confirmation Letter is signed by the Purchaser or such other date as specified in this Agreement.

"**Person**" shall mean any individual, corporation, company, partnership, joint venture, trust, unincorporated association, government or any commission, board, court, agency, instrumentality or political subdivision thereof, any other entity or any trustee, receiver, custodian or similar official.

"**Prepaid Price**" shall be the dollar amount to be paid to Seller on the Effective Date as set forth in the Confirmation Letter

"**Purchaser's Gold**" shall have the meaning specified in Section 2.06.

"**Required Quantity**" shall mean the number of Troy ounces of Gold to be delivered and received on a given Delivery Date pursuant to this Agreement as specified in the Confirmation Letter, based on the Prepaid Price and the lesser of either (i) $850 per ounce of fine gold or (ii) a 25% discount to the Initial Index Price, and subject to adjustment as set forth herein.

"**Trading Day**" means any day on which trading occurs on the Over the Counter Bulletin Board (or such other exchange or market provided for in the definition of "**Current Market Price**").

ARTICLE II - SALE AND PURCHASE OF GOLD

2.01- SALE AND PURCHASE OF GOLD. On or before the Effective Date of this Agreement, Purchaser and Seller shall execute a Confirmation Letter which shall specify a mutually ac/[ceptable Prepaid Price, payable on the Effective Date and, for each Delivery Date, the Delivery Point and the Required Quantity of Gold. On the Effective Date, Purchaser shall pay to Seller the Prepaid Price by wire transfer of immediately available funds to the account designated by Seller, set forth in Appendix B hereto. Seller shall deliver, or cause to be delivered, to the Purchaser or to the account of Purchaser, on each Delivery Date, at each Delivery Point, the Required Quantity of Gold all as set forth in the Confirmation Letter subject to the terms and conditions set forth in this Agreement. Purchaser hereby agrees to accept delivery of such Gold. The Prepaid Price shall constitute payment in full of the purchase price of the Gold to be delivered hereunder.

2.02 MEASUREMENT AND QUALITY. All Gold delivered pursuant to this Agreement to a specific Delivery Point shall be measured by the operator of such Delivery Point in accordance with its standard practices.

2.03 DELIVERY AND RECEIPT OF GOLD. Seller shall take such action as shall be necessary to schedule the delivery and receipt of such Gold at the Delivery Point on each Delivery Date in compliance with all rules, regulations and procedures, if any, applicable at such Delivery Point. Except as otherwise provided in Article III hereof, Purchaser shall arrange for receipt of Gold at the Delivery Point.

2.04 PAYMENT OF COSTS AND FEES. Seller shall pay all costs in connection with transportation of the Gold to Fairbanks, Alaska and shall be responsible for the payment of all closing fees (whether charged to Seller or Purchaser) payable in connection with delivery of Gold hereunder to Fairbanks, Alaska. Purchaser is responsible for all delivery costs from Fairbanks, Alaska to Delivery Point, including, but not limited to, shipping, certification, and insurance costs.

Seller shall be responsible hereunder for all insurance, storage, processing, separation, handling, treating, gathering, transportation, security or other costs, fees, taxes or expenses with respect to the Gold delivered hereunder until delivery in Fairbanks, Alaska. Purchaser is responsible for all such costs from Fairbanks, Alaska to the Delivery Point.

2.05 FAILURE TO DELIVER.

      (a)   If, for reasons other than the occurrence of a Force Majeure, Seller is unable to deliver the Required Quantity of Gold to the Purchaser at the Delivery Point in the amounts agreed upon in the Confirmation Letter, Seller shall pay, as liquidated damages, any additional insurance, storage, handling, transportation, security or other costs, fees or expenses with respect to the Gold to be delivered hereunder until such delivery occurs. If Purchaser is unable to receive the Required Quantity of Gold from Seller at the Delivery Point in the amounts agreed upon in the Confirmation Letter, Seller shall be obligated to deliver and Purchaser shall be obligated to receive, the Required Quantity of Gold at a comparable Delivery Point reasonably acceptable to Seller and Purchaser at a mutually agreeable time, in which case Purchaser shall pay, as liquidated damages, any additional insurance, storage, handling, transportation, security or other costs, fees or expenses incurred by Seller with respect to the Gold to be delivered hereunder until such delivery occurs.

      (b)   If as a result of a Force Majeure, Seller is unable to meet its delivery obligation with respect to a Delivery Date at a Delivery Point, Seller shall pay and hereby agrees to pay to Purchaser, as liquidated damages, the Delivery Date Index Price times the Deficiency Quantity of Gold with respect to that Delivery Date. Seller shall pay any and all amounts due under this Section 2.05 by wire transfer of immediately available funds to such account as Purchaser may designate not later than 5:00 p.m. Fairbanks, Alaska within 3 Business Days following the applicable Delivery Date.

      (c)   If Seller is unable to perform its obligations to deliver the Required Quantity of Gold hereunder for any reason, Seller shall give notice and full particulars of such event to Purchaser as soon as reasonably possible and, if such failure is a result of Force Majeure, shall take all reasonable actions necessary to remedy the event of Force Majeure before the Delivery Date.

2.06 POSSESSION, TITLE AND RISK. Possession of and title to Gold delivered shall pass from Seller to Purchaser at the Delivery Point when the Gold is accepted by Purchaser or for Purchaser's account and is weighed and recorded (upon acceptance, such Gold shall be referred to as "**Purchaser's Gold**"). Until such acceptance, Seller shall be deemed to be in control and possession of, have title to, and be responsible for all such Gold and, after such time, Purchaser shall be deemed to have title to all such Gold until such time as it is sold to any Third Party Purchaser in accordance with the provisions of Article III of this Agreement. The Gold to be delivered by Seller to Purchaser shall be free and clear of all liens including taxes and royalties for which Seller is responsible, except for those in favor of Purchaser.

2.07 RE-CALCULATION OF REQUIRED QUANTITY OF GOLD. In the event that the Prepaid Price is not paid in full to Seller within 5 business days of the Effective Date, the Seller, at its sole discretion, has the option to adjust the Required Quantity of Gold to that quantity of Gold that can be purchased with the Prepaid Price based on the lesser of either (i) $850 per ounce of fine gold or (ii) a 25% discount to the Initial Index Price on the date such Prepaid Price is actually received in full by the Seller.

In the event that the Prepaid Price is not paid in full to Seller within 5 business days of the Effective Date and the Purchaser elects to accelerate the Delivery Date of the Required Quantity of Gold according to section 2.08, the Seller, at its sole discretion, has the option to adjust the Required Quantity of Gold to that quantity of Gold that can be purchased with the Prepaid Price based on the lesser of either (i) $960 per ounce of fine gold or (ii) a 15% discount to the Initial Index Price on the date such Prepaid Price is actually received in full by the Seller.

2.08 PURCHASER OPTION TO ACCELERATE DELIVERY DATE Purchaser has the option to elect to accelerate the Delivery Date and receive the Required Quantity of Gold on October 31, 2010. Such election must be made by October 20, 2010, and if made, the Required Quantity of Gold to be delivered will be adjusted to equal that quantity of Gold that can be purchased with the Prepaid Price based on the lesser of either (i) $960 per ounce of fine gold or (ii) a 15% discount to the Initial Index Price.

2.09 PURCHASER OPTION TO RECEIVE COMMON SHARES At the option of the Purchaser, the amount equal to the Prepaid Price is payable in an amount of Common Shares equal to the Prepaid Price converted into Common Shares at $0.45 per Common Share. Such election must be made by October 20, 2010, and if made, the Required Quantity of Gold to be delivered shall be reduced to zero.


ARTICLE III - MARKETING


3.01 DESIGNATION OF AGENT, THIRD PARTY CONTRACTS. If Seller consents to so act, Purchaser hereby designates Seller to be the agent for Purchaser and in such instance, Seller shall be and hereby is authorized to so act. Upon Purchaser's written direction Seller acting as Purchaser's agent, will effect on behalf of Purchaser the sale of Purchaser's Gold, pursuant to a firm contract satisfying the following requirements: (a) the third party purchaser ("**Counterparty**") will be approved by Purchaser in writing; unless Seller delivers Purchaser's Gold for cash or cash equivalent; (b) the Counterparty shall be responsible for all transportation, storage, handling and other costs, fees or expenses, and all taxes applicable to Purchaser's Gold at and after the time title passes to the Counterparty; (c) all third party contracts shall be with a *bona fide* third party on an arms-length basis. Seller will pay to Purchaser the Delivery Date Index Price per Troy ounce for all of Purchaser's Gold sold pursuant to a Third Party Contract by wire transfer not later than 5:00 p.m. Fairbanks, Alaska time on the Business Day next following such third party sale. Seller will be entitled to retain as a marketing fee all amounts received in excess of the Delivery Date Index Price of such Purchaser's Gold and Seller shall be solely liable for any shortfall. Seller shall promptly provide Purchaser an accounting of the payment made on such Delivery Date, including the volume of Purchaser's Gold sold (b) the Deficiency Quantity, if any, and (c) the Delivery Date Index Price for such Delivery Date.


ARTICLE IV - REPRESENTATIONS AND WARRANTIES


4.01 REPRESENTATIONS AND WARRANTIES OF THE SELLER. Seller represents and warrants to Purchaser that:

      (a)   Seller is a corporation, duly formed, validly existing and in good standing under the laws of the State of Alaska and has all requisite power and authority to own its properties, to conduct its business as conducted at present and to execute, deliver and perform under this Agreement.

(b)   The execution, delivery and performance by Seller of this Agreement have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered to Purchaser by Seller and is the legal, valid and binding obligation of Seller.

(c)   Neither the execution, delivery and performance by Seller of this Agreement nor the consummation of the transactions contemplated by this Agreement will result in or require the creation or imposition of any lien on any properties, assets or revenues of Seller.

(d)   Seller is in compliance in all material respects with all applicable Governmental Requirements. Seller has good and indefeasible title to the Designated Properties, free and clear of all liens except as set forth in Exhibit A.

(e)   The Designated Properties contain drill-defined quantities of readily recoverable Gold in excess of those required to meet all of Seller's obligation hereunder in the Required Quantities at the designated Delivery Points on each Delivery Date. Except as disclosed in the Seller's reports filed with the United States Securities and Exchange Commission, there are no suits, investigations or proceedings pending or threatened against Seller or the Designated Properties except those disclosed in the Exhibit B. The Designated Properties are unencumbered by obligations except as disclosed in the Exhibit B.

4.02 REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser represents and warrants to the Seller that Purchaser has full power and authority to enter into this Agreement and has taken all necessary action to authorize its performance under this Agreement in accordance with its terms.

4.03 MUTUAL REPRESENTATIONS AND WARRANTIES. Seller and Purchaser acknowledge that this Agreement constitutes a forward contract within the meaning of the United States Bankruptcy Code and the Internal Revenue Code.

4.04 COVENANTS OF THE SELLER.

(a)   Seller shall deliver to Purchaser a current report covering the Designated Properties, setting forth information regarding the quantities and proposed production from the Designated Properties.

(b)   Seller shall maintain the Designated Properties in a good and workmanlike manner as would a prudent operator and in accordance with customary industry practices and all applicable laws, rules and regulations.

(c)   Seller will pay all royalties affecting any of the Designated Properties and all costs of production and operating expenses incurred in connection with the Designated Properties or the production of any mineral or mineral materials therefrom and all taxes incurred in connection with any sales transaction under this Agreement; Seller shall duly discharge all taxes, assessments and other governmental charges imposed upon the Designated Properties or the Gold produced therefrom, except (i) such taxes, assessments, or charges as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with generally accepted accounting principles and (ii) taxes imposed on Purchaser as a result of this transaction.

Seller will not assign or otherwise transfer any interest in any of the Designated Properties, other than sales to third parties for fair market value, in cash in an arms-length transaction. Notwithstanding the foregoing, nothing contained herein shall be deemed to preclude Seller from entering into or forming a joint venture or similar arrangement for the production of gold from the Designated Properties, subject to the terms of this Agreement.

ARTICLE V - DEFAULT, SECURED TRANSACTION

5.01 EVENTS OF DEFAULT. Each of the following events shall constitute an "**Event of Default**" by the Seller under this Agreement:

(a) Seller shall fail to perform or observe any term, covenant or agreement contained in this Agreement; (b) a warranty made by the Seller in this Agreement shall prove to have been incorrect in a material respect when made; or (c) Seller shall generally not pay its debts as such debts become due.

5.02 REMEDIES BY THE PURCHASER. If an Event of Default has occurred, Purchaser may designate a termination date for this Agreement. Upon the designation of a termination date, the obligation of Seller to make any further deliveries of Gold under this Agreement will terminate, and Seller's appointment as Purchaser's agent under Article III of this Agreement will likewise terminate. If notice of the termination date is given, Seller shall pay to the Purchaser an amount equal to the Delivery Date Index Price of any Deficiency Quantity within 3 Business Days after the termination date.

At the option of Purchaser, the amount equal to the Delivery Date Index Price of any Deficient Quantity is payable in either (i) cash or (ii) an amount of Common Shares equal to the Delivery Date Index Price of any Deficiency Quantity converted into Common Shares at the greater of $0.15 per Common Share or 75% of the Current Market Price per Common Share on the Delivery Date.

5.03 SECURITY INTEREST IN SEVERED GOLD. Seller hereby grants Purchaser a priority security interest in all Gold recovered from the Designated Properties which security interest shall remain in effect until the Required Quantities of Gold are delivered to Purchaser or Purchaser's agent at the Delivery Points on the Delivery Dates.

5.04 OTHER REMEDIES. If all amounts payable when due under Section 5.02 shall not have been received by Purchaser on such date, Purchaser may immediately enforce its rights, at law or in equity.

ARTICLE VI – PURCHASE OF CLASS E WARRANTS

6.01 PURCHASE OF CLASS E WARRANTS. The Purchaser hereby irrevocably agrees to purchase Class E Warrants from Seller on the following terms. For each dollar of gold purchased, the Purchaser will receive one-half of a Class E Warrant. Each whole Class E Warrant is exercisable to purchase one Common Share at an exercise price of $0.65 for a period of two years following the Effective Date.   The Purchaser will deliver a fully completed subscription agreement as attached hereto as Appendix A and agrees to be bound by the representations, warranties and covenants in such subscription agreement as if set forth herein in full in relation to this Agreement to the extent that this Agreement is considered a security of the Seller. The Purchaser further agrees, without limitation, that the Seller may rely upon the Purchaser's representations, warranties and covenants contained in such subscription agreement and the attachments thereto. The Class E Warrants will have the terms set forth in the subscription agreement.

ARTICLE VII - NOTICES, MISCELLANEOUS

7.01   NOTICES. All notices and other communications provided for hereunder shall be in writing and mailed, delivered or telecopied:

To Seller:

> Goldrich Mining Company
> 3412 South Lincoln Drive
> Spokane, WA 99203-1650
> Attention: William Schara, Chief Executive Officer
> Telephone No.: (509) 728-4468
> Telecopier No.: (509) 695-3289
> Email: wschara@goldrichmining.com

To Purchaser: In accordance with the information set forth in the Confirmation Letter.

All notices and communications shall be effective upon receipt.

7.02 MISCELLANEOUS.

    (a)   If any amounts payable under this Agreement are not paid when due, then such overdue amounts shall bear interest for each day until paid in full, payable on demand at the lesser of the U.S. Base Rate plus four percent (4%) per annum, as it changes from time to time, or eight percent (8%) compounded annually. Seller may at its sole discretion elect to pay any interest due and owing under this Agreement in either (i) cash or (ii) Common Shares (converted based on the Current Market Price at the time of payment.

    (b)   This Agreement shall be governed by and construed in accordance with the laws of the State of Alaska. In the event that any provisions contained in this Agreement shall be unenforceable under applicable law the enforceability of the remaining provisions shall not be impaired. All amounts of money refer to United States Dollars.

    (c)   This Agreement shall inure to the benefit of and be binding upon the Seller, the Purchaser and their respective successors and assigns. Seller will not assign any rights or delegate any obligations hereunder, except to an Affiliate, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld. Purchaser will not assign its rights hereunder to any third party without the prior written consent of Seller, which consent shall not be unreasonably withheld, except to an Affiliate or to a financial institution, to which it may assign without consent.

    (d)   This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, undertaking, declarations commitments or representations written or oral, in respect thereof.

(e)   This Agreement may not be modified or amended except by an instrument in writing signed by the Purchaser and the Seller or by their respective successors or permitted assigns.

(f)   No failure to exercise and no delay in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

(g)   The remedies herein provided are cumulative and not exclusive of any remedies provided by law except as otherwise expressly provided herein. Time is of the essence of this Agreement.

(h)   This Agreement may be executed in counterparts, each of which may be delivered in original, by email or facsimile form but each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

(i)   Each party hereto agrees that it will not disclose, without the prior consent of the other (other than to its employees, auditors or counsel), any information with respect to this Agreement; *provided* that nothing contained herein shall prevent disclosure of any such information (a) as has become generally available to the public, (b) as may be required or appropriate in response to any summons or subpoena or in connection with any litigation, or (c) in order to comply with any law, order, regulation or ruling applicable to such party.

7.03 ARBITRATION. All disputes between the parties to this Agreement shall be resolved by binding arbitration conducted by a single arbitrator in Fairbanks, Alaska or such other location mutually agreed upon by the parties. The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitrator shall minimize the time and cost of the proceedings. Each party hereby waives its right to recover exemplary or punitive damages in connection with any dispute. The arbitrator shall render his final decision within twenty (20) days of the completion of the final hearing. The arbitrator's decision shall be final and non-appealable. Judgment upon any award rendered in the arbitration proceeding may be entered by, any federal or state court having jurisdiction. All costs of arbitration shall be borne equally by the parties.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the Effective Date.

Seller: Purchaser:

GOLDRICH MINING COMPANY

By: _____   By: _____

    William Schara, Chief Executive Officer

Exhibit 10.2

Exhibit A – Confirmation Letter

GOLDRICH MINING COMPANY
3412 South Lincoln Drive
Spokane, WA 99203-1650

Effective Date, Time and Location (City, Country):

_____

To whom it may concern:

Re: Gold Forward Sales Contract Confirmation Letter

This Confirmation Letter sets forth the specifics relating to that certain Gold Forward Sales Contract attached hereto governing the purchase and sale of gold to be recovered by or on behalf of the undersigned from Designated Properties owned or controlled by the undersigned and to be delivered to the Delivery Point or Points and the Delivery Date or Dates for the consideration hereinafter specified.

Purchaser:		
	Name:	
	Address:	
	Telephone No.:	
	Fax No.:	
	Email Address:	
Prepaid Price:		
Delivery Point[1]**:**		
Delivery Date:		**November 30, 2011**
Required Delivery Quantity[2]**:**		

(1) Pursuant to the Gold Forward Sales Contract, delivery costs to any Delivery Point outside of Fairbanks, Alaska will be paid by the Purchaser.

(2) To be completed by Seller based on the Prepaid Price and the Initial Index Price pursuant to the terms of the Gold Forward Sales Contract. Initial Index Price will be based on the date, time and location this Confirmation Letter is signed by the Purchaser, as completed above, unless the Prepaid Price is not actually received by the Seller within 5 business days of such date; in which case the Seller, at its sole discretion, has the option to adjust the Required Quantity of Gold to that quantity of Gold that can be purchased with the Prepaid Price based on the Initial Index Price on the date such Prepaid Price is actually received in full by the Seller.

All gold delivered pursuant to this contract will be recovered from the following location, referred to in the Gold Forward Sales Contract attached hereto as the Designated Lands: See Exhibit B, attached hereto and incorporated herein by reference.

Purchaser	Seller
	GOLDRICH MINING COMPANY
By: _____	**By:_____**

STATE OF _____)

                             : ss

)

I, _____, a Notary Public for the State of _____, do hereby certify that _____, personally known to me to be the person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged and swore that the statements set forth in the foregoing instrument are true and correct and that he/she signed and delivered the said instrument as his/her free and voluntary act and deed, for the uses and purposes therein set forth.

Given under my hand and official seal, this _____day of _____ 2009.

                           Notary Public in and for the State of _____

                           _____

                           My commission expires:

STATE OF _____)

                             : ss

)

I, _____, a Notary Public for the State of _____, do hereby certify that _____, personally known to me to be the person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged and swore that the statements set forth in the foregoing instrument are true and correct and that he/she signed and delivered the said instrument as his/her free and voluntary act and deed, for the uses and purposes therein set forth.

Given under my hand and official seal, this _____day of _____ 2009.

                           Notary Public in and for the State of _____

                           _____

                           My commission expires

Exhibit B – Designated Properties

PATENTED MINING CLAIM						
U.S. Patent # Date Issued	U.S. Mineral Survey # Acceptance Date	Acres	BLM Serial # (Claim Group)	Claim Name	Patentee Chandalar Mining Precinct (Now Fairbanks) Index No./Vol./Book/Page Recording Date	Grantor/Grantee Instrument Index No./Vol./Book/Page Recording Date
1036362 4/19/1930	1999 02/08/1928	15.718	AKF 0011891 (Placer)	No. 1 Above On Little Squaw Creek	Chandalar Gold Mines, Inc. 97/1/Deeds/134 7/17/1930 Assigned to Prince Albert Mines on back of Patent	E. Anderson/LSGM w/2% min res. Quit Claim – Title

UNPATENTED ALASKA STATE TRADITIONAL MINING CLAIMS				
ADL #	CLAIM NAME	GEOGRAPHIC LOCATION	TOWNSHIP & RANGE (Fairbanks Meridian)	SECTION
319532	No. 1 Below Discovery	Little Squaw Creek	T32N R3W	23 & 26
319533	Discovery	Little Squaw Creek	T32N R3W	26 NW 1/4
515445	No. 2 Above Discovery	Little Squaw Creek	T32 N R3W	26
645852	No. 2 Above Discovery	Little Squaw Creek	T32N R3W	26
641351	LSQ#4	Little Squaw Creek	T32NR3W	SW of SW of 24 or 26
641553	LSGMC 1117	Little Squaw Creek	T32 NR3W	SW of 26

Appendix A – Subscription Agreement

Appendix B – Wire Instructions

Exhibit 10.3

GOLDRICH MINING COMPANY

(an Alaska corporation)

2607 Southeast Blvd., Suite B211
Spokane, WA 99223

UNIT SUBSCRIPTION AGREEMENT

Instructions

ALL PURCHASERS:

PLEASE COMPLETE AND SIGN <u>TWO</u> COPIES OF THE SUBSCRIPTION AGREEMENT

TENDER PAYMENT EITHER BY A CHECK PAYABLE TO THE ORDER OF "GOLDRICH MINING COMPANY" OR A WIRE TRANSFER TO GOLDRICH, PURSUANT TO THE INSTRUCTIONS SET FORTH ON **SCHEDULE I**

PLEASE COMPLETE AND SIGN <u>TWO</u> COPIES OF THE **U.S. ACCREDITED INVESTOR CERTIFICATE**, ATTACHED HERETO AS **EXHIBIT A**, IF YOU ARE A U.S. PURCHASER

READ THE FORM OF WARRANT RELATING TO THE WARRANTS OFFERED HEREUNDER, ATTACHED HERETO AS **EXHIBIT B**

PLEASE COMPLETE AND SIGN THE SELLING SECURITYHOLDER QUESTIONNAIRE ATTACHED HERETO AS **EXHIBIT C**

DELIVERY:

DELIVER THE SIGNED DOCUMENTS AND PAYMENT (IF NOT SENT BY WIRE TRANSFER) TO:

BY FACSIMILE TO: 509-695-3289

BY ELECTRONIC MAIL TO: tedsharp@goldrichmining.com

WITH ORIGINALS BY MAIL TO:

GOLDRICH MINING COMPANY
2607 Southeast Blvd., Suite B211
Spokane, WA 99223

THE SECURITIES TO WHICH THIS SUBSCRIPTION AGREEMENT (THE "SUBSCRIPTION AGREEMENT") RELATES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND WILL BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS. ACCORDINGLY, THESE SECURITIES MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

Goldrich Mining Company

SUBSCRIPTION AGREEMENT FOR UNITS

The undersigned (the "**Subscriber**") hereby irrevocably subscribes for and agrees to purchase from Goldrich Mining Company that number of Units (as hereinafter defined) set out below at a price of $**0.30** per Unit. Each Unit consists of one Common Share (as hereinafter defined) and one half of one Class F Warrant (as hereinafter defined).

The Subscriber agrees to be bound by the terms and conditions set forth in the attached "Terms and Conditions of Subscription for Units" including without limitation the representations, warranties and covenants set forth in the applicable schedules attached thereto. The Subscriber further agrees, without limitation, that the Company may rely upon the Subscriber's representations, warranties and covenants contained in such documents.

If you are a "U.S. Purchaser", complete and sign the **U.S. Accredited Investor Certificate – <u>Exhibit A</u>**. A "U.S. Purchaser" is (a) any "U.S. person" as defined in Regulation S under the U.S. Securities Act, (b) any person purchasing securities for the account or benefit of any "U.S. Person" or any person in the United States, (c) any person that receives or received an offer of the Units while in the United States, or (d) any person that is in the United States at the time the purchaser's buy order was made or this Subscription Agreement was executed or delivered.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

PLEASE PRINT CLEARLY all information (other than signatures), as applicable, in the space provided below

---

(Name of Subscriber)

Account Reference (if applicable): _____

By: _____
    Authorized Signature

(Official Capacity or Title – if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the subscriber printed above.)

(Subscriber's Address)

(Email Address)

(Telephone Number)

Number of Units: _____ **x $0.30**

=

Aggregate Subscription Price: _____
               (the "**Subscription Price**")

If the Subscriber is signing as agent for a principal (beneficial purchaser) and is not purchasing as trustee or agent for accounts fully managed by it, complete the following:

(Name of Principal)

(Principal's Address)

PLEASE PRINT CLEARLY:

Account Registration Information:	**Delivery Instructions as set forth below:**
(Name)	(Name)
(Account Reference, if applicable)	(Account Reference, if applicable)
S.S.N. or Tax I.D. Number of Subscriber	(Address)
(Address)	
	(Contact Name)
	(Telephone Number)

SUBSCRIBER HEREBY DECLARES AND AFFIRMS THAT IT HAS READ THIS SUBSCRIPTION AGREEMENT, IS FAMILIAR WITH THE CONTENTS THEREOF AND AGREES TO ABIDE BY THE TERMS AND CONDITIONS WHICH FOLLOW AND KNOWS THE STATEMENTS THEREIN TO BE TRUE AND CORRECT.

IN WITNESS WHEREOF, Subscriber executed this Subscription Agreement this ____ day of _____, 2010.

SUBSCRIBER:

By: _____

Title:_____

ACCEPTANCE:

This Subscription Agreement is hereby accepted by the Company this ____ day of _____, 2010.

Goldrich Mining Company

By: _____

Title:_____

TERMS AND CONDITIONS

1.　　**Unit Subscription:** The undersigned ("**Subscriber**") irrevocably subscribes for and agrees to purchase from Goldrich Mining Company, an Alaska corporation ("**Goldrich**" or the "**Company**") that number of Units of Goldrich (the "**Units**") set out in the "SUBSCRIPTION AND SUBSCRIBER INFORMATION" at a price of $**0.30** per Unit (the "**Subscription Price**").　Each Unit consists of one share of Common Stock of the Company, $0.10 par value (a "**Common Share**"), and one half of one (1/2) Class F Warrant (a "**Warrant**"); each whole warrant is exercisable to acquire one additional Common Share (a "**Warrant Share**") at an exercise price of $**0.55** per share for a period of two years commencing on the applicable Closing Date (as defined below), *provided however*, that in the event that the Common Shares trade on the Principal Market (as defined in the form of Warrant attached hereto) in the United States at a weighted volume average price of greater than $**0.80** per share for a period of 20 consecutive Trading Days (as defined in the form of Warrant attached hereto) at any time following the issuance of the Warrants, the Company may, in its sole discretion, accelerate the Expiration Date of the Warrants by giving written notice to the holders thereof within 10 Business Days (as defined in the form of Warrant attached hereto) of the occurrence thereof and in such case the Warrants will expire on the 20th Business Day after the date on which such notice is given by the Company.　Collectively the Common Shares, the Warrants and the Warrant Shares are referred to herein as the "**Securities**".　The warrant certificates will be in substantially the form attached hereto as **Exhibit B**.　All figures are in United States Dollars unless otherwise specified.　Such Subscription is subject to the following terms and conditions:

　　　　a.　　**Tender of Subscription Price**:　Subscriber tenders to the Company the Subscription Price either by a check payable to the order of "Goldrich Mining Company" or a wire transfer to the Company, pursuant to the instructions set forth on **Schedule I**.　If the Minimum Offering Amount (as defined below) is not reached by March 26, 2010, the Company will return to the Subscriber the Subscription Price without any interest paid thereon.

　　　　b.　　**Closing:**　There is a minimum offering amount of $1,000,000 (the "**Minimum Offering Amount**") and the Company may elect to close this offering at any time after it has received subscriptions for the Minimum Offering Amount.　Upon receipt by the Company of the Minimum Offering Amount and satisfaction of the Conditions set forth herein, the first closing (the "**First Closing**") shall occur prior to 12:00 p.m. on such date and time as determined by the Company in writing to the Subscriber, but no later than March 26, 2010 (the "**First Closing Date**").　After the First Closing has been concluded, the Company may set multiple, subsequent closings ("**Subsequent Closing**", together with the First Closing referred to herein, as applicable, as the "**Closing**") at the discretion of the Company upon written notice to the Subscribers to be involved in the Subsequent Closing of the subsequent closing date ("**Subsequent Closing Date**", together with the First Closing Date referred to herein, as applicable, as the "**Closing Date**").　All funds will be delivered to the Company.　The Securities subscribed for herein will not be deemed issued to, or owned by, the Subscriber until the Subscription Agreement has been executed by the Subscriber and countersigned by the Company, and all payments required to be made herein have been made.　The Closing is subject to the fulfillment of the following conditions (the "**Conditions**") which Conditions the Company and the Subscriber covenant to exercise their reasonable best efforts to have fulfilled on or prior to the Closing Date:

　　　　(i)　　　the Subscriber shall have tendered the Subscription Price to the Company;

　　　　(ii)　　　all relevant documentation and approvals as may be required by applicable securities statutes, regulations, policy statements and interpretation notes, by applicable securities regulatory authorities and by applicable rules shall have been obtained and, where applicable, executed by or on behalf of the Subscriber;

(iii)   the Company shall have authorized and approved the execution and delivery of this Subscription Agreement and the issuance, allotment and delivery of the Securities;

(iv)   the Company and the Subscriber   shall have complied with its covenants contained in this Subscription Agreement to be complied with prior to Closing; and

(v)   the representations and warranties of the Company and the Subscriber set forth in this Subscription Agreement shall be true and correct as of the Closing Date.

c.   **Issuance of Securities**: Within five (5) business days after the Closing Date, the Company will deliver the certificates representing the Securities subscribed for to the Subscriber at the address set forth in the registration instructions set forth on the signature page (unless Subscriber otherwise instructs the Company in writing).   None of the Securities have been registered under the Securities Act of 1933, as amended ("**U.S. Securities Act**"), or the securities laws of any state in the United States.

2.   **Representations and Warranties:** Subscriber hereby represents and warrants to the Company:

a.   SUBSCRIBER UNDERSTANDS THAT THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY.

b.   Subscriber is not an underwriter and Subscriber is acquiring the Units solely for investment for its own account and not with a view to, or for, resale in connection with any distribution of any of the Units within the meaning of the U.S. Securities Act; and the Units are not being purchased with a view to or for the resale, distribution, subdivision or fractionalization thereof; and the undersigned has no contract, undertaking, understanding, agreement, or arrangement, formal or informal, with any person to sell, transfer, or pledge to any person any of the Units for which it hereby subscribes, or any part thereof; and it understands that the legal consequences of the foregoing representations and warranties to mean that it must bear the economic risk of the investment for an indefinite period of time because the Securities have not been registered under the U.S. Securities Act, and, therefore, may be resold only if registered under the U.S. Securities Act or if an exemption from such registration is available.

c.   Subscriber understands the speculative nature and risks of investments associated with the Company.

d.   The Units subscribed for herein may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of to any person, except in compliance with the U.S. Securities Act and applicable state securities or "blue sky" laws. The Subscriber acknowledges that the Securities are "restricted securities," as such term is defined under Rule 144 of the U.S. Securities Act, and may not be offered, sold, transferred, pledged, or hypothecated to any person in the absence of registration under the U.S. Securities Act or an opinion of counsel satisfactory to the Company that registration is not required. Without limiting the generality or application of any other covenants, representations, warranties or acknowledgements of the Subscriber respecting resale of the Securities, if the Subscriber decides to offer, sell or otherwise transfer any of the Securities, it will not offer, sell or otherwise transfer any of such Securities directly or indirectly, unless:

(i)   the sale is to the Company;

(ii)   the sale is made outside the United States in a transaction satisfying the requirements of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

(iii)   the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder and in accordance with any applicable state securities or "blue sky" laws;

(iv)   the Securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of Securities, and it has prior to such sale furnished to the Company an opinion of counsel to that effect, which opinion and counsel shall be reasonably satisfactory to the Company; or

(v)   the Securities are registered under the U.S. Securities Act and any applicable state laws and regulations governing the offer and sale of such Securities, and the Subscriber understands that the Company may instruct its registrar and transfer agent not to record any transfer of the Securities without first being notified by the Company that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.

e.   At the time of subscription, Subscriber reviewed the economic consequences of the purchase of the Units with its attorney and/or other financial advisor, was afforded access to the books and records of the Company, conducted an independent investigation of the business of the Company, and was fully familiar with the financial affairs of the Company.   Subscriber consulted with its counsel with respect to the U.S. Securities Act and applicable federal and state securities laws. The Company has not provided the Subscriber with any representations, statements, or warranties as to the Securities. Subscriber has received copies of, or has access to, the Company's filings with the SEC for the past fiscal year, including the Company's annual and quarterly reports, all of which are filed electronically on EDGAR at www.sec.gov.

f.   Subscriber had the opportunity to ask questions of the Company and receive additional information from the Company to the extent that the Company possessed such information, or could acquire it without unreasonable effort or expense, necessary to evaluate the merits and risks of an investment in the Company.

g.   Subscriber confirms that (i) it is able to bear the economic risk of the investment, (ii) it is able to hold the Securities for an indefinite period of time, (iii) it is able to afford a complete loss of its investment and that it has adequate means of providing for its current needs and possible personal contingencies, and that it has no need for liquidity in this investment, (iv) this investment is suitable for Subscriber based upon his investment holdings and financial situation and needs, and this investment does not exceed ten percent of Subscriber's net worth, and (v) Subscriber by reason of its business or financial experience could be reasonably assumed to have the capacity to protect its own interests in connection with this investment.

h.   The Subscriber has not purchased the Units as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

i. Subscriber confirms that this transaction is intended to be exempt from registration under the U.S. Securities Act by virtue of section 4(2) of the U.S. Securities Act, the provisions of Rule 506 of Regulation D promulgated thereunder, or the exclusion from the registration requirements available under Regulations S of the U.S. Securities Act.

j. Unless the Subscriber has completed and delivered a **U.S. Accredited Investor Certificate (Exhibit A)**, the Subscriber represents and acknowledges that:

(i) it is not a "U.S. person", as defined in Regulation S under the U.S. Securities Act and is not purchasing the Securities for the account or benefit of a "U.S. person";

(ii) it was not offered any of the Securities in the United States, did not receive any materials relating to the offer of the Securities in the United States, and did not execute this Subscription Agreement or any other materials relating to the purchase of the Units in the United States;

(iii) is not purchasing the Units as the result of any directed selling efforts (as defined in Rule 902(c) of the U.S. Securities Act;

(iv) the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act; and

(v) the Subscriber or any beneficial purchaser for whom it is acting, if applicable, has no intention to distribute either directly or indirectly any of the Securities in the United States, except in compliance with the U.S. Securities Act and any applicable state securities laws.

k. the Certificates representing the Securities delivered pursuant to this Subscription Agreement shall bear a legend in the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) IF THE SECURITIES HAVE BEEN REGISTERED IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED

HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH U.S. SECURITIES LAWS."

If the Certificates representing the Securities have been held for a period of at least six (6) months (or such other period as may be prescribed by the SEC) and if Rule 144 under the U.S. Securities Act is applicable (there being no representations by the Company that Rule 144 is applicable), then the undersigned may make sales of the Securities only under the terms and conditions prescribed by Rule 144 of the U.S. Securities Act or exemptions therefrom. The Company shall use commercially reasonable efforts to cause its legal counsel to deliver an opinion or such other documentation as may reasonably be required to effect sales of the Securities under Rule 144.

l.   The Subscriber acknowledges that the Warrants may not be exercised by or for the account or benefit of a U.S. Person or a person in the United States unless the Warrants and the Warrant Shares issuable upon exercise of the Warrants are registered under the U.S. Securities Act and the securities laws of all applicable states or an exemption is available from the registration requirements of such laws, and the holder has furnished an opinion of counsel satisfactory to the Company to such effect; provided that in the case of a Subscriber who delivers the U.S. Accredited Investor Certificate attached as Exhibit A hereto in connection with its purchase of Units, the Subscriber will not be required to deliver an opinion of counsel in connection with the due exercise of the Warrants at a time when the representations, warranties and covenants made by the Subscriber therein remain true and correct.

m.   The Subscriber acknowledges and agrees that upon the original issuance of the Warrants, and until such time as it is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Warrants and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

> "THIS WARRANT AND THE SHARES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR PERSON IN THE UNITED STATES AND THE UNDERLYING SHARES MAY NOT BE DELIVERED WITHIN THE UNITED STATES UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE, AND THE HOLDER HAS DELIVERED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. "UNITED STATES" AND "U.S. PERSON" ARE USED HEREIN AS SUCH TERMS ARE DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT"

n.   if the Subscriber is:

(i)   a corporation, the Subscriber is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this Subscription Agreement, to subscribe for the Units as contemplated herein and to carry out and perform its obligations under the terms of this Subscription Agreement;

(ii)   a partnership, syndicate or other form of unincorporated organization, the Subscriber has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof; or

(iii)   an individual, the Subscriber is of full age of majority and is legally competent to execute this Subscription Agreement and to observe and perform his or her covenants and obligations hereunder.

o.   The entering into of this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber is a party or by which it is or may be bound.

p.   This Subscription Agreement has been duly executed and delivered by the Subscriber and constitutes a legal, valid and binding obligation of the Subscriber enforceable against the Subscriber in accordance with its terms.

q.   The funds representing the Prepaid Price which will be advanced by the Subscriber to the Company hereunder will not represent proceeds of crime for the purposes of the *Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act* (the "**PATRIOT Act**") and the Subscriber acknowledges that the Company may in the future be required by law to disclose the Subscriber's name and other information relating to this Subscription Agreement and the Subscriber's subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act. No portion of the Prepaid Price to be provided by the Subscriber (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the Subscriber, and it shall promptly notify the Company if the Subscriber discovers that any of such representations ceases to be true and provide the Company with appropriate information in connection therewith.

r.   The Subscriber acknowledges that no person has made to the Subscriber any written or oral representations:

(i)   that any person will resell or repurchase any of the Securities;

(ii)   that any person will refund the purchase price of any of the Securities; or

(iii)   as to the future price or value of any of the Securities.

s.   The Company will have the right to accept this subscription in whole or in part.

t.   The Subscriber acknowledges that the Company may be required by law or otherwise to disclose to regulatory authorities the identity of the Subscriber and each beneficial purchaser for whom the Subscriber may be acting.

u.   In connection with the Subscriber's subscription, the Subscriber has not relied upon the Company for investment, legal or tax advice, and has in all cases sought or elected not to seek the advice of the Subscriber's own personal investment advisers, legal counsel and tax advisers.

v.   Subscriber acknowledges that (i) a cash commission in the amount of 7% of the Subscription Price and (ii) warrants to purchase shares of common stock of the Company equal to 10% of the Subscription Price, are payable to a placement agent in connection with this transaction.

w.   All information which the Subscriber has provided concerning the Subscriber is correct and complete as of the date set forth below, and if there should be any change in such information prior to the acceptance of this Subscription Agreement by the Company, the Subscriber will immediately provide such information to the Company.

3.   **Company Representations, Warranties and Covenants.**   The Company represents, warrants and covenants (and acknowledges that the Subscriber is relying on such representations, warranties and covenants) that, at the Closing Date:

a.   the Company is a valid and subsisting corporation duly incorporated and in good standing under the laws of its jurisdiction of incorporation;

b.   the Company is duly registered and licensed to carry on business in the jurisdictions in which it carries on business or owns property where so required by the laws of that jurisdiction;

c.   the Company will reserve or set aside sufficient shares of common stock in its treasury to issue the Common Shares issuable upon exercise of the Warrants, and all such Securities will upon payment of the recited consideration and issuance be duly and validly issued as fully paid and non-assessable;

d.   the issue and sale of the Units by the Company does not and will not conflict with, and does not and will not result in a breach of, any of the terms of its incorporating documents or any agreement or instrument to which the Company is a party;

e.   the Company has complied and will comply fully with the requirements of all applicable corporate and securities laws in all matters relating to the offering of the Securities;

f.   except as disclosed in the reports the Company files with the United States Securities and Exchange Commission ("**SEC**"), there are no legal or governmental actions, suits, proceedings or investigations pending or, to the Company's knowledge, threatened, to which the Company is or may be a party or of which property owned or leased by the Company is or may be the subject, or related to environmental, title, discrimination or other matters, which actions, suits, proceedings or investigations, individually or in the aggregate, could have a material adverse effect on the Company;

g.   except as disclosed in the reports the Company files with the SEC, there are no judgments against the Company which are unsatisfied, nor is the Company subject to any injunction, judgment, decree or order of any court, regulatory body, administrative agency or other governmental body;

h.   this Subscription Agreement has been or will be by the Closing Date, duly authorized by all necessary corporate action on the part of the Company, and the Company has full corporate power and authority to undertake this offering;

i.   this Subscription Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

j.   subject to the accuracy of the representations and warranties of the Subscriber contained in this Subscription Agreement, the offer, sale and issuance of the Securities as contemplated by this Subscription Agreement are exempt from the registration requirements of the U.S. Securities Act, from the registration or qualifications requirements of the state securities or "blue sky" laws and regulations of any applicable state or other applicable jurisdiction;

k.   the Company's shares of common stock trade on the Financial Industry Regulatory Authority's Over the Counter Bulletin Board (the "**OTCBB**");

l.   no order ceasing, halting or suspending trading in securities of the Company nor prohibiting the sale of such securities has been issued to and is outstanding against the Company or its directors, officers or promoters, and, to the best of the Company's knowledge, no investigations or proceedings for such purposes are pending or threatened;

m.   the Company is a "reporting issuer" under section 12 of the Securities Exchange Act of 1934, as amended (the "**1934 Act**") and is not in default of any of the requirements of the 1934 Act;

n.   as of their respective filing dates, each report, schedule, registration statement and proxy filed by the Company with the SEC (each, an "**SEC Report**" and collectively, the "**SEC Reports**") (and if any SEC Report filed prior to the date of this Subscription Agreement was amended or superseded by a filing prior to the date of this Subscription Agreement, then also on the date of filing of such amendment or superseding filing), where required, were prepared in all material respects in accordance with the requirements of the U.S. Securities Act, or the 1934 Act, as the case may be, and the rules and regulations promulgated under such Acts applicable to such SEC Reports;

o.   the Company is not an "investment company" within the meaning of the Investment Company Act of 1940;

p.   neither the Company nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any "directed selling efforts" (as such term is defined in Regulation S of the U.S. Securities Act) in the United States, or (ii) has engaged in or will engage in any form of "general solicitation" or "general advertising" (as such terms are defined in Rule 502 (c) under Regulation D of the U.S. Securities Act) in the United States with respect to offers or sales of the Securities;

q.   the warranties and representations in this section are true and correct and will remain so as of the Closing Date.

4. **Registration Rights**

   a. Goldrich shall use reasonable commercial efforts to (i) prepare and file with the SEC within sixty (60) calendar days after the final Closing Date a registration statement (on Form S-3, S-1, or other appropriate registration statement form reasonably acceptable to the Subscriber) under the U.S. Securities Act (the "**Registration Statement**"), at the sole expense of Goldrich (except as specifically provided in Section c hereof), in respect of the Subscriber, so as to permit a public offering and resale of the Common Shares and Warrant Shares (collectively, the "**Registrable Securities**") in the United States under the U.S. Securities Act by the Subscriber as selling stockholder and not as underwriter; and (ii) use commercially reasonable efforts to cause a Registration Statement to be declared effective by the SEC as soon as possible and not later than the earlier of (a) one hundred (100) calendar days from the date of filing the Registration Statement in the event of an SEC review of the Registration Statement, and (b) the fifth trading day following the date on which Goldrich is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments. Goldrich will notify the Subscriber of the effectiveness of the Registration Statement (the "**Effective Date**") within three (3) Trading Days (days in which the OTCBB is open for quotation) (each, a "**Trading Day**"). The initial Registration Statement shall cover the resale of 100% of the Registrable Securities, for an offering to be made on a continuous basis pursuant to Rule 415 (as promulgated by the Commission pursuant to the U.S. Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule); provided, however, that if 100% of the Registrable Securities included hereunder shall equal or exceed 33% of the issued and outstanding common stock of Goldrich (less any shares of common stock held by affiliates of Goldrich and the holders of the Registrable Securities) on the actual filing date of the initial Registration Statement, the initial Registration Statement shall register a number of Registrable Securities which shall equal 33% of the issued and outstanding shares of common stock of Goldrich (less any shares of common stock held by affiliates of Goldrich and the holders of the Registrable Securities) on such actual filing date minus 10,000 shares of common stock. In such event, the number of Registrable Securities to be registered for each holder of the Registrable Securities shall be reduced pro-rata among all Subscribers.

   b. Goldrich will use reasonable commercial efforts to maintain the Registration Statement or post-effective amendment filed under this Section 4 effective under the U.S. Securities Act until the earlier of the date (i) all of the Registrable Securities have been sold pursuant to such Registration Statement, (ii) the Subscriber receives an opinion of counsel to Goldrich, which opinion and counsel shall be reasonably acceptable to the Subscriber, that the Registrable Securities may be sold under the provisions of Rule 144 without limitation as to volume, (iii) all Registrable Securities, (or all Common Shares and Warrants, in the case of Warrants not then exercised) have been otherwise transferred to persons who may trade the Registrable Securities without restriction under the U.S. Securities Act, and Goldrich has delivered a new certificate or other evidence of ownership for such Registrable Securities not bearing a restrictive legend, (iv) all Registrable Securities may be sold without any time, volume or manner limitations pursuant to Rule 144 or any similar provision then in effect under the U.S. Securities Act in the opinion of counsel to Goldrich, which counsel shall be reasonably acceptable to the Subscriber, (v) Goldrich obtains the written consent of the Subscriber, or (vi) three years from the Effective Date (the "**Effectiveness Period**").

c.   All fees, disbursements and out-of-pocket expenses and costs incurred by Goldrich in connection with the preparation and filing of the Registration Statement and in complying with applicable securities and "blue sky" laws (including, without limitation, all attorneys' fees of Goldrich, registration, qualification, notification and filing fees, printing expenses, escrow fees, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration) shall be borne by Goldrich.   The Subscriber shall bear the cost of underwriting and/or brokerage discounts, fees and commissions, if any, applicable to the Registrable Securities being registered and the fees and expenses of its counsel.   Goldrich shall qualify any of the Registrable Securities for sale in such states as the Subscriber reasonably designates.   However, Goldrich shall not be required to qualify in any state which will require an escrow or other restriction relating to Goldrich and/or the sellers, or which will require Goldrich to qualify to do business in such state or require Goldrich to file therein any general consent to service of process.   Goldrich at its expense will supply the Subscriber with copies of the applicable Registration Statement and the prospectus included therein and other related documents in such quantities as may be reasonably requested by the Subscriber.

d.   Prior to the effectiveness of the Registration Statement filed pursuant to Section 4(a), the rights to cause Goldrich to register Registrable Securities granted to the Subscriber by Goldrich under this Section 4 may be assigned in full by a Subscriber in connection with a transfer by such Subscriber of not less than 10,000 Common Shares or not less than 5,000 Warrants, in either case in a single transaction to a single transferee purchasing as principal, provided, however, that (i) such transfer is otherwise effected in accordance with applicable securities laws; (ii) such Subscriber gives prior written notice to Goldrich; and (iii) such transferee agrees to comply with the terms and provisions of this Subscription Agreement, and such transfer is otherwise in compliance with this Subscription Agreement.

e.   If at any time or from time to time after the Effective Date, Goldrich notifies the Subscriber in writing of the existence of a Potential Material Event (as defined in Section (f) below), the Subscriber shall not offer or sell any Registrable Securities or engage in any other transaction involving or relating to Registrable Securities, from the time of the giving of notice with respect to a Potential Material Event until the Subscriber receives written notice from Goldrich that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event.   If a Potential Material Event shall occur prior to the date a Registration Statement is required to be filed, then Goldrich's obligation to file such Registration Statement shall be delayed without penalty for not more than thirty (30) calendar days.   Goldrich must, if lawful, give the Subscriber notice in writing at least two (2) Trading Days prior to the first day of the blackout period.

f.   "*Potential Material Event*" means any of the following: (i) the possession by Goldrich of material information not ripe for disclosure in a registration statement, as determined in good faith by the Chief Executive Officer, President or the Board of Directors of Goldrich that disclosure of such information in a Registration Statement would be detrimental to the business and affairs of Goldrich; or (ii) any material engagement or activity by Goldrich which would, in the good faith determination of the Chief Executive Officer, President or the Board of Directors of Goldrich, be adversely affected by disclosure in a registration statement at such time, which determination shall be accompanied by a good faith determination by the Chief Executive Officer, President or the Board of Directors of Goldrich that the applicable Registration Statement would be materially misleading absent the inclusion of such information; provided that, (i) Goldrich shall not use such right with respect to the Registration Statement for more than an aggregate of 90 days in any 12-month period; and (ii) the number of days Goldrich is required to keep the Registration Statement effective shall be extended by the number of days for which the Company shall have used such right.

g.   The Subscriber will cooperate with Goldrich in all respects in connection with this Agreement, including timely supplying all information reasonably requested by Goldrich (which shall include completing the Selling Shareholder Questionnaire attached hereto as **Exhibit C**, and all information regarding the Subscriber and proposed manner of sale of the Registrable Securities required to be disclosed in any Registration Statement) and executing and returning all documents reasonably requested in connection with the registration and sale of the Registrable Securities and entering into and performing its obligations under any underwriting agreement, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter or underwriters of such underwritten offering. Any delay or delays caused by the Subscriber, or by any other purchaser of securities of Goldrich having registration rights similar to those contained herein, by failure to cooperate as required hereunder shall not constitute a breach or default of Goldrich under this Agreement.

h.   Whenever Goldrich is required by any of the provisions of this Agreement to effect the registration of any of the Registrable Securities under the U.S. Securities Act, Goldrich shall (except as otherwise provided in this Agreement), as expeditiously as possible, subject to the assistance and cooperation as reasonably required of the Subscriber with respect to each Registration Statement:

(i)   furnish to the Subscriber such numbers of copies of a prospectus including a preliminary prospectus or any amendment or supplement to any prospectus, as applicable, in conformity with the requirements of the U.S. Securities Act, and such other documents as the Subscriber may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by the Subscriber;

(ii)   register and qualify the Registrable Securities covered by the Registration Statement under such other securities or blue sky laws of such jurisdictions as the Subscriber shall reasonably request (subject to the limitations set forth in Section (b) above), and do any and all other acts and things which may be necessary or advisable to enable the Subscriber to consummate the public sale or other disposition in such jurisdiction of the securities owned by the Subscriber;

(iii)   cause the Registrable Securities to be quoted or listed on each service on which the shares of common stock of Goldrich is then quoted or listed;

(iv)   notify the Subscriber, at any time when a prospectus relating thereto covered by the Registration Statement is required to be delivered under the U.S. Securities Act, of the happening of any event of which it has knowledge as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and Goldrich shall prepare and file a curative amendment as promptly as commercially reasonable;

(v)   as promptly as practicable after becoming aware of such event, notify the Subscriber, (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of any stop order or other suspension of the effectiveness of the Registration Statement at the earliest possible time and take all lawful action to effect the withdrawal, rescission or removal of such stop order or other suspension; and

(vi)   provide a transfer agent and registrar for all securities registered pursuant to the Registration Statement and a CUSIP number for all such securities.

i.   With respect to any sale of Registrable Securities pursuant to a Registration Statement filed pursuant to this Section 4, the Subscriber hereby covenants with Goldrich (i) not to make any sale of the Registrable Securities without effectively causing the prospectus delivery requirements under the Securities Act to be satisfied and (ii) to notify Goldrich promptly upon disposition of all of the Registrable Securities.

5.   **Indemnity and Contribution**

a.   Goldrich agrees to indemnify and hold harmless each Subscriber, their respective officers, directors, employees, partners, legal counsel and accountants, and each person controlling such Subscriber within the meaning of Section 15 of the U.S. Securities Act, and each person who controls any underwriter within the meaning of Section 15 of the U.S. Securities Act, from and against any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) to which such Subscriber or such other indemnified person may become subject (including in settlement of litigation, whether commenced or threatened) insofar as such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in the Registration Statement, including all documents filed as a part thereof and information deemed to be a part thereof, on the effective date thereof, or any amendment or supplements thereto, or arise out of any failure by Goldrich to fulfill any undertaking or covenant included in the Registration Statement or to perform its obligations hereunder or under applicable law and Goldrich will, as incurred, reimburse such Subscriber, each of its respective officers, directors, employees, partners, legal counsel and accountants, and each person controlling such Subscriber, and each person who controls any such underwriter, for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend, settling, compromising or paying such action, proceeding or claim; provided, however, that Goldrich shall not be liable in any such case to the extent that such loss, claim, damage, expense or liability (or action or proceeding in respect thereof) arises out of, or is based upon, (i) the failure of any Subscriber, or any of their agents, affiliates or persons acting on their behalf, to comply with the covenants and agreements contained in this Agreement with respect to the sale of Registrable Securities, (ii) an untrue statement or omission in such Registration Statement in reliance upon and in conformity with written information furnished to Goldrich by an instrument duly executed by or on behalf of the Subscriber, or any of its agents, affiliates or persons acting on its behalf, and stated to be specifically for use in preparation of the Registration Statement and not corrected in a timely manner by the Subscriber in writing or (iii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Subscriber prior to the pertinent sale or sales by such Subscriber and not delivered by the Subscriber to the individual or entity to which it made such sale(s) prior to such sale(s).

b.   The Subscriber agrees to indemnify and hold harmless Goldrich from and against any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) to which Goldrich may become subject (under the U.S. Securities Act or otherwise) insofar as such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) the failure of the Subscriber or any of its agents, affiliates or persons acting on its behalf, to comply with the covenants and agreements contained in this Agreement with respect to the sale of Registrable Securities; or (ii) an untrue statement or alleged untrue statement of a material fact or omission to state a material fact in the Registration Statement in reliance upon and in conformity with written information furnished to Goldrich by an instrument duly executed by or on behalf of such Subscriber and stated to be specifically for use in preparation of the Registration Statement; provided, however, that the Subscriber shall not be liable in any such case for (i) any untrue statement or alleged untrue statement or omission in any prospectus or Registration Statement which statement has been corrected, in writing, by such Subscriber and delivered to Goldrich before the sale from which such loss occurred; or (ii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Subscriber prior to the pertinent sale or sales by the Subscriber and delivered by the Subscriber to the individual or entity to which it made such sale(s) prior to such sale(s), and the Subscriber, severally and not jointly, will, as incurred, reimburse Goldrich for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim. Notwithstanding the foregoing, the Subscriber shall not be liable or required to indemnify Goldrich in the aggregate for any amount in excess of the net amount received by the Subscriber from the sale of the Registrable Securities, to which such loss, claim, damage, expense or liability (or action proceeding in respect thereof) relates.

c.   Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 5, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall wish, to assume the defense thereof. After notice from the indemnifying person to such indemnified person of the indemnifying person's election to assume the defense thereof, the indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; provided, however, that if there exists or shall exist a conflict of interest that would, in the opinion of counsel to the indemnified party, make it inappropriate under applicable laws or codes of professional responsibility for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, further, that the indemnifying person shall not be obligated to assume the expenses of more than one counsel to represent all indemnified persons. In the event of such separate counsel, such counsel shall agree to reasonably cooperate.

d.   If the indemnification provided for in this Section 5 is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of Goldrich on the one hand and the Subscriber, or its agents, affiliates or persons acting on its behalf, on the other in connection with the statements or omissions which resulted in such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Goldrich on the one hand or the Subscriber, or its agents, affiliates or persons acting on its behalf, on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Goldrich and the Subscriber agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. In any event, the Subscriber shall not be liable or required to contribute to Goldrich in the aggregate for any amount in excess of the net amount received by the Subscriber from the sale of its Registrable Securities.

6.   **Governing Law:** This Subscription Agreement shall be binding upon the parties hereto, their heirs, executors, successors, and legal representatives. The laws of the State of Alaska shall govern the rights of the parties as to this Subscription Agreement.

7.   **Indemnification:** Subscriber acknowledges that it understands the meaning and legal consequences of the representations and warranties contained herein, and it hereby agrees to indemnify and hold harmless Goldrich and any other person or entity relying upon such information thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation, warranty, or acknowledgement of Subscriber contained in this Subscription Agreement.

8.   **Non-assignability:**   Except as otherwise expressly provided herein, this Subscription Agreement may not be assigned by Subscriber.

9.   **Entire Agreement:**   This instrument contains the entire agreement among the parties with respect to the acquisition of the Units and the other transactions contemplated hereby, and there are no representations, covenants or other agreements except as stated or referred to herein.

10.   **Amendment:** This Subscription Agreement may be amended or modified only by a writing signed by the party or parties to be charged with such amendment or modification.

11.   **Binding On Successors:** All of the terms, provisions and conditions of this Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, and legal representatives.

12.   **Titles:** The titles of the sections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

13.   **Counterparts:** This Subscription Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be deemed an original and all of which taken together shall constitute one and the same document, notwithstanding that all parties are not signatories to the same counterpart.

14. **Severability:** The unenforceability or invalidity of any provision of this Subscription Agreement shall not affect the enforceability or validity of the balance of this Subscription Agreement.

15. **Disclosure Required Under State Law:** The offering and sale of the Securities is intended to be exempt from registration under the securities laws of certain states. Subscribers who reside or purchase the Securities may be required to make additional disclosures by the securities laws of various states and agrees to provide such additional disclosures as requested by the Company upon written request.

16. **Notices:** All notes or other communications hereunder (except payment) shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail postage prepaid, or by Express Mail Service or similar courier, addressed as follows:

If to Subscriber:	At the address designated under Subscriber and Subscriber Information of this Subscription Agreement.
If to the Company:	Goldrich Mining Company 2607 Southeast Blvd., Suite B211 Spokane, WA 99223 Attention: William Schara Telephone No.: (509) 768-4468 Telecopier No.: (509) 695-3289 Email: wschara@goldrichmining.com
With Copy to:	Dorsey & Whitney LLP Republic Plaza Building Suite 4700, 370 Seventeenth St. Denver, CO 80202-5647 Fax: 303-629-3450 Attention: Jason K. Brenkert, Esq.

17. **Time of the Essence:** Time shall be of the essence of this Subscription Agreement in all respects.

18. **Facsimile and Counterpart Subscriptions:** The Company shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement executed by the subscriber, and acceptance by the Company of such executed Subscription Agreement shall be legally effective to create a valid and binding agreement between the Subscriber and the Company in accordance with the terms hereof. In addition, this Subscription Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same document.

19.   **Future Assurances:** Each of the parties hereto will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Subscription Agreement.

Exhibit A

U.S. ACCREDITED INVESTOR CERTIFICATE

TO: GOLDRICH MINING COMPANY

The Subscriber understands and agrees that the Securities have not been and will not be registered under the U.S. Securities Act, or applicable state securities laws, and the Securities are being offered and sold to the Subscriber in reliance upon Rule 506 of Regulation D under the U.S. Securities Act.

Capitalized terms used in this Exhibit A and defined in the Subscription Agreement to which the Exhibit A is attached have the meaning defined in the Subscription Agreement unless otherwise defined herein.

The Subscriber represents, warrants and covenants (which representations, warranties and covenants shall survive the Closing) to the Company (and acknowledges that the Company is relying thereon) that:

(a) it is purchasing the Securities for its own account or for the account of one or more persons for whom it is exercising sole investment discretion, (a "**Beneficial Purchaser**"), for investment purposes only and not with a view to resale or distribution and, in particular, neither it nor any Beneficial Purchaser for whose account it is purchasing the Securities has any intention to distribute either directly or indirectly any of the Securities in the United States or to U.S. Persons; provided, however, that this paragraph shall not restrict the Subscriber from selling or otherwise disposing of any of the Securities pursuant to registration thereof pursuant to the U.S. Securities Act and any applicable state securities laws or under an exemption from such registration requirements;

(b) it, and if applicable, each Beneficial Purchaser for whose account it is purchasing the Securities is a U.S. Accredited Investor that satisfies one or more of the categories of U.S. Accredited Investor indicated below (**the Subscriber must initial "SUB" for the Subscriber, and "BP" for each Beneficial Purchaser, if any, on the appropriate line(s)**):

_____ Category 1.   A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_____ Category 2.   A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_____ Category 3.   A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934, as amended; or

_____ Category 4.   An insurance company as defined in Section 2(13) of the U.S. Securities Act; or

_____ Category 5.   An investment company registered under the United States *Investment Company Act of 1940*; or

_____	Category 6.	A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; or
_____	Category 7.	A small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958; or
_____	Category 8.	A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000; or
_____	Category 9.	An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors; or
_____	Category 10.	A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940; or
_____	Category 11.	An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000; or
_____	Category 12.	Any director or executive officer of the Company; or
_____	Category 13.	A natural person whose individual net worth, or joint net worth with that person's spouse, at the date hereof exceeds U.S. $1,000,000; or
_____	Category 14.	A natural person who had an individual income in excess of U.S. $200,000 in each of the two most recent years or joint income with that person's spouse in excess of U.S. $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or
_____	Category 15.	A trust, with total assets in excess of U.S. $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or
_____	Category 16.	Any entity in which all of the equity owners meet the requirements of at least one of the above categories;

The Subscriber acknowledges that the representations, warranties and covenants contained in this Certificate are made by it with the intent that they may be relied upon by the Company in determining its eligibility or the eligibility of others on whose behalf it is contracting thereunder to purchase Securities. It agrees that by accepting Securities it shall be representing and warranting that the representations and warranties above are true as at the Closing with the same force and effect as if they had been made by it at the Closing and that they shall survive the purchase by it of Securities and shall continue in full force and effect notwithstanding any subsequent disposition by it of such securities.

The Subscriber undertakes to notify the Company immediately of any change in any representation, warranty or other information relating to the Subscriber or any Beneficial Purchaser set forth herein which takes place prior to the Closing.

Dated this _____ day of _____, 2010.

If a Corporation, Partnership or Other Entity: If an Individual:

_____   _____
Name of Entity   Signature

_____   _____
Type of Entity   Print or Type Name

_____
Signature of Person Signing

_____
Print or Type Name and Title of Person
Signing

Exhibit 10.4

Form of Class F Warrant Certificate

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) IF THE SECURITIES HAVE BEEN REGISTERED IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH U.S. SECURITIES LAWS.

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A "U.S. PERSON" OR A PERSON IN THE UNITED STATES UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

GOLDRICH MINING COMPANY

CLASS F WARRANTS
TO PURCHASE SHARES
OF COMMON STOCK OF
GOLDRICH MINING COMPANY

CERTIFICATE NO.: ♦

Class F Warrant to Purchase
♦ Shares of Common Stock
[**DATE**]
("Issue Date")

FOR VALUE RECEIVED, GOLDRICH MINING COMPANY**,** an Alaska corporation (the "**Company**"), hereby certifies that __________________________________, its successor or permitted assigns (the "**Holder**"), is entitled, subject to the provisions of this Class F Warrant, to purchase from the Company, at the times specified herein, ♦ fully paid and non-assessable shares of common stock of the Company, par value $0.10 per share (the "**Common Shares**"), at a purchase price per share equal to the Exercise Price (as hereinafter defined).

1.	*Definitions.* (a) The following terms, as used herein, have the following meanings:

"**Affiliate**" shall have the meaning given to such term in Rule 12b-2 promulgated under the Securities and Exchange Act of 1934, as amended.

"**Business Day**" means any day except a Saturday, Sunday or other day on which commercial banks in the City of Spokane, Washington are authorized by law to close.

"**Common Stock**" means the Common Stock, par value $0.10 per share, of the Company.

"**Duly Endorsed**" means duly endorsed in blank by the Person or Persons in whose name a stock certificate is registered or accompanied by a duly executed stock assignment separate from the certificate with the signature(s) thereon guaranteed by a commercial bank or trust company or a member of a national securities exchange or of the Financial Industry Regulatory Authority.

"**Exercise Date**" means the date a Warrant Exercise Notice is delivered to the Company in the manner provided in Section 9 below.

"**Exercise Price**" means **$0.55**.

"**Expiration Date**" means 5:00 p.m. (Spokane, Washington) on **[_____, 2010]**; provided that if such date shall in the City of Spokane, Washington be a holiday or a day on which banks are authorized to close, then 5:00 p.m. on the next following day which in the City of Spokane, Washington is not a holiday or a day on which banks are authorized to close.

"**Initial Warrant Exercise Date**" means the date hereof.

"**Person**" means an individual, partnership, corporation, trust, joint stock company, association, joint venture, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"**Principal Market**" means the OTCBB or the primary securities exchanges or market on which such security may at the time be listed or quoted for trading.

"**Trading Day**" means any day on which trading occurs on the OTCBB (or such other exchange or market as the Common Shares may trade on in the United States).

"**Warrant Shares**" means the Common Shares deliverable upon exercise of this Class F Warrant, as adjusted from time to time.

2.	*Exercise of Class F Warrant.*

(a)	Subject to Section 2(f), the Holder is entitled to exercise this Class F Warrant in whole or in part at any time on or after the Initial Warrant Exercise Date until the Expiration Date. To exercise this Class F Warrant, the Holder shall execute and deliver to the Company a Warrant Exercise Notice substantially in the form annexed hereto. No earlier than five (5) days after delivery of the Warrant Exercise Notice, the Holder shall deliver to the Company this Class F Warrant Certificate, including the Warrant Exercise Subscription Form forming a part hereof duly executed by the Holder, together with payment of the applicable Exercise Price. Upon such delivery and payment, the Holder shall be deemed to be the holder of record of the Warrant Shares subject to such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Warrant Shares shall not then be actually delivered to the Holder. No fractional shares will be issued.

(b)	The Exercise Price may be paid to the Company in cash or by certified or official bank check or bank cashier's check payable to the order of the Company, or by wire transfer or by any combination of cash, check or wire transfer.

(c)	If the Holder exercises this Class F Warrant in part, this Class F Warrant Certificate shall be surrendered by the Holder to the Company and a new Class F Warrant Certificate of the same tenor and for the unexercised number of Warrant Shares shall be executed by the Company. The Company shall register the new Class F Warrant Certificate in the name of the Holder or in such name or names of its transferee pursuant to paragraph 6 hereof as may be directed in writing by the Holder and deliver the new Class F Warrant Certificate to the Person or Persons entitled to receive the same.

(d) Upon surrender of this Class F Warrant Certificate in conformity with the foregoing provisions, the Company shall transfer to the Holder of this Class F Warrant Certificate appropriate evidence of ownership of the Common Shares or other securities or property to which the Holder is entitled, registered or otherwise placed in, or payable to the order of, the name or names of the Holder or such transferee as may be directed in writing by the Holder, and shall deliver such evidence of ownership and any other securities or property to the Person or Persons entitled to receive the same.

(e) In no event may the Holder exercise these Class F Warrants in whole or in part unless the Holder is an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended (the "U.S. Securities Act"), or the Holder is a non-U.S. person (as defined in Regulation S of the U.S. Securities Act) exercising these Class F Warrants in an "off shore transaction" in accordance with the requirements of Regulation S of the U.S. Securities Act.

(f) In the event that the Common Shares trade on the Principal Market in the United States at a weighted volume average price of greater than $**0.80** per share for a period of 20 consecutive Trading Days at any time following the issuance of the Class F Warrants, the Company may, in its sole discretion, accelerate the Expiration Date of the Warrants by giving written notice to the holders thereof within 10 Business Days of the occurrence thereof and in such case the Warrants will expire on the 20th Business Day after the date on which such notice is given by the Company.

3. *Exercise Restrictions.* Notwithstanding any other provision hereof, no Holder shall exercise these Class F Warrants, if as a result of such conversion the holder would then become a "ten percent beneficial owner" (as defined in Rule 16a-2 under the Securities Exchange Act of 1934, as amended) of Common Shares. For greater certainty, the Class F Warrants shall not be exercisable by the Holder or redeemed by the Company, if, after giving effect to such exercise, the holder of such securities, together with its affiliates, would in aggregate beneficially own, or exercise control or direction over that number of voting securities of the Company which is 9.99% or greater of the total issued and outstanding voting securities of the Company, immediately after giving effect to such exercise; provided, however, that upon a holder of these Class F Warrants providing the Company with a Waiver Notice that such holder would like to waive the provisions of this paragraph 3 with regard to any or all Common Shares issuable upon exercise of these Class F Warrants, this paragraph 3 shall be of no force or effect with regard to those Common Shares referenced in the Waiver Notice; provided, further, that this provision shall be of no further force or effect during the sixty-one (61) days immediately preceding the expiration of the term of these Class F Warrants.

4. *Restrictive Legend.* Certificates representing Common Shares issued pursuant to this Class F Warrant shall bear a legend substantially in the form of the legend set forth on the first page of this Class F Warrant Certificate to the extent that and for so long as such legend is required pursuant to applicable law.

5. *Covenants of the Company.*

(a) The Company hereby agrees that at all times there shall be reserved for issuance and delivery upon exercise of this Class F Warrant such number of its authorized but unissued Common Shares or other securities of the Company from time to time issuable upon exercise of this Class F Warrant as will be sufficient to permit the exercise in full of this Class F Warrant. All such shares shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights.

(b) The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Class F Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Common Shares receivable upon the exercise of this Class F Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Class F Warrant, and (iii) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Class F Warrant.

(c) Before taking any action which would cause an adjustment reducing the current Exercise Price below the then par value, if any, of the Common Shares issuable upon exercise of the Class F Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Shares at such adjusted Exercise Price.

(d) Before taking any action which would result in an adjustment in the number of Common Shares for which this Class F Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e) The Company covenants that during the period the Class F Warrant is outstanding, it will use its best efforts to comply with any and all reporting obligations under the Securities Exchange Act of 1934, as amended.

(f) The Company will take all such reasonable action as may be necessary (i) to maintain a Principal Market for its Common Shares in the United States and (ii) to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Principal Market upon which the Common Shares may be listed.

(g) The Company shall preserve and maintain its corporate existence and all licenses and permits that are material to the proper conduct of its business.

(h) The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Class F Warrant.

6. *Exchange, Transfer or Assignment of Class F Warrant*; *Registration*.

(a) Each taker and holder of this Class F Warrant Certificate by taking or holding the same, consents and agrees that the registered holder hereof may be treated by the Company and all other persons dealing with this Class F Warrant Certificate as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby.

(b) The Holder agrees that it will not transfer, hypothecate, sell, assign, pledge or encumber any Class F Warrants or Warrant Shares unless such securities are registered under the U.S. Securities Act and registered or qualified under any applicable state securities laws or such transfer is affected pursuant to an available exemption from registration.

7. *Anti-Dilution Provisions*. The Exercise Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Class F Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding Common Shares in Common Shares, (ii) subdivide or reclassify its outstanding Common Shares into a greater number of shares, or (iii) combine or reclassify its outstanding Common Shares into a smaller number of shares, the number of Warrant Shares shall be proportionately adjusted to reflect such dividend, distribution, subdivision, reclassification or combination. For example, if the Company declares a 2 for 1 stock split and the number of Warrant Shares immediately prior to such event was 200,000, the number of Warrant Shares immediately after such event would be 400,000. Such adjustment shall be made successively whenever any event listed above shall occur.

(b)   Whenever the number of Warrant Shares is adjusted pursuant to Subsection (a) above, the Exercise Price shall simultaneously be adjusted by multiplying the Exercise Price immediately prior to such event by the number of Warrant Shares immediately prior to such event and dividing the product so obtained by the number of Warrant Shares, as adjusted. If an Exercise Price has not yet been established, an adjustment thereof shall be deferred until one is established pursuant to the terms of this Class F Warrant.

(c)   No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five percent (5%) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 7 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

(d)   Whenever the Exercise Price is adjusted, as herein provided, the Company shall promptly cause a notice setting forth the adjusted Exercise Price and adjusted number of Shares issuable upon exercise of each Class F Warrant to be mailed to the Holder. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section 7, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e)   In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Holder of this Class F Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Shares, thereafter the number of such other shares so receivable upon exercise of this Class F Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in Subsection (a), above.

(f)   Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Class F Warrant, Class F Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in this Class F Warrant.

(g)   In case at any time or from time to time conditions arise by reasons of action taken by the Company, which in the reasonable opinion of its Board of Directors, are not adequately covered by the provisions of Section 7 hereof, and which might materially and adversely affect the exercise rights of the Holder hereof, the Board of Directors shall appoint a firm of independent certified public accountants, which may be the firm regularly retained by the Company, which will give their opinion upon the adjustment, if any, on a basis consistent with the standards established in the other provisions of Section 7 necessary with respect to the Exercise Price then in effect and the number of Common Shares for which the Class F Warrant is exercisable, so as to preserve, without dilution, the exercise rights of the Holder. Upon receipt of such opinion, the Board of Directors shall forthwith make the adjustments described therein.

8.   *Loss or Destruction of Class F Warrant*. Upon receipt by the Company of evidence satisfactory to it (in the exercise of its reasonable discretion) of the loss, theft, destruction or mutilation of this Class F Warrant Certificate, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Class F Warrant Certificate, if mutilated, the Company shall execute and deliver a new Class F Warrant Certificate of like tenor and date.

9.   *Notices*. Any notice, demand or delivery authorized by this Class F Warrant Certificate shall be in writing and shall be given to the Holder or the Company, as the case may be, at its address (or telecopier number) set forth below, or such other address (or telecopier number) as shall have been furnished to the party giving or making such notice, demand or delivery:

If to the Company: GOLDRICH MINING COMPANY
                       2607 Southeast Blvd., Suite B211
                       Spokane, WA 99223

Attention: William Schara

Telephone No.: (509) 768-4468
Telecopier No.: (509) 695-3289
Email: wschara@goldrichmining.com

With a copy to: DORSEY & WHITNEY LLP
Republic Plaza Building
370 Seventeenth Street, Suite 4700
Denver, CO 80202-5647
Attn: Jason K. Brenkert, Esq.
Fax: 303-629-3450

If to the Holder: at the address set forth on the last page of this Class F Warrant.

Each such notice, demand or delivery shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified herein and the intended recipient confirms the receipt of such telecopy or (ii) if given by any other means, when received at the address specified herein.

10.   *Rights of the Holder.* Prior to the exercise of any Class F Warrant, the Holder shall not, by virtue hereof, be entitled to any rights of a shareholder of the Company, including, without limitation, the right to vote, to receive dividends or other distributions, to exercise any preemptive right or any notice of any proceedings of the Company except as may be specifically provided for herein.

11.   *GOVERNING LAW.* THIS CLASS F WARRANT CERTIFICATE AND ALL RIGHTS ARISING HEREUNDER SHALL BE CONSTRUED AND DETERMINED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF ALASKA, AND THE PERFORMANCE THEREOF SHALL BE GOVERNED AND ENFORCED IN ACCORDANCE WITH SUCH LAWS.

12.   *Amendments; Waivers.* Any provision of this Class F Warrant Certificate may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Holder and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

13.   *Company Reorganization.* In the event of any sale of substantially all the assets of the Company or any reorganization, reclassification, merger or consolidation of the Company where the Company is not the surviving entity, then as a condition to the Company entering into such transaction, the entity acquiring such assets or the surviving entity, as the case may be, shall agree to assume the Company's obligations hereunder.

***********

IN WITNESS WHEREOF, the Company has duly caused this Class F Warrant to be signed by its duly authorized officer and to be dated as of _____, 2009.

GOLDRICH MINING COMPANY

By: _____
Name:_____
Title:_____

HOLDER:
_____
_____
_____
(Name and address)

CLASS F WARRANT EXERCISE SUBSCRIPTION FORM

(To be executed only upon exercise of the Class F Warrant
after delivery of Warrant Exercise Notice)

To: GOLDRICH MINING COMPANY

The undersigned irrevocably exercises the Class F Warrant for the purchase of _____ shares (the "**Shares**") of Common Shares, par value $0.10 per share, of GOLDRICH MINING COMPANY (the "**Company**") at $_____ per Share (the Exercise Price currently in effect pursuant to the Class F Warrant).

The undersigned herewith makes payment of $_____ (such payment being made in cash or by certified or official bank or bank cashier's check payable to the order of the Company or by any permitted combination of such cash or check), all on the terms and conditions specified in the within Class F Warrant Certificate, surrenders this Class F Warrant Certificate and all right, title and interest therein to the Company and directs that the Shares deliverable upon the exercise of this Class F Warrant be registered or placed in the name and at the address specified below and delivered thereto.

The undersigned is either (i) an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended (the "U.S. Securities Act"), and is exercising these Class F Warrants in a transaction that does not require registration under the U.S. Securities Act or (ii) is not a U.S. Person or person in the United States and is exercising these Class F Warrants in an "off shore transaction" in accordance with the requirements of Regulation S of the U.S. Securities Act. The terms U.S. Person, United States and off-shore transaction have the meanings set forth in Regulation S of the U.S. Securities Act.

Number of Common Shares beneficially owned or deemed beneficially owned by the Holder on the date of

Exercise: _____

Check this box, if applicable:

☐   The undersigned hereby represents that it has either sold the common stock to be issued hereunder or intends to sell such common stock within five (5) business days of receipt of such common stock in compliance with the Plan of Distribution set forth in the Registration Statement file under the U.S. Securities Act in respect to such common stock and in compliance with the applicable securities law. The undersigned hereby requests that the share certificate representing the common stock be issued without a restrictive legend.

Date: _____

_____
(Signature of Owner)

_____
(Street Address)

_____
(City)   (State)   (Zip Code)

Securities and/or check to be issued to: _____

Please insert social security or identifying number: _____

Name: _____

Street Address: _____

City, State and Zip Code: _____

Any unexercised portion of the Class F Warrant evidenced by the within Class F Warrant Certificate to be issued to:

_____

Please insert social security or identifying number: _____

Name: _____

Street Address: _____

City, State and Zip Code: _____

CLASS F WARRANT ASSIGNMENT FORM

Dated _____ ___, _____

FOR VALUE RECEIVED, _____ hereby sells, assigns and transfers unto_____(the "**Assignee**"),

(please type or print in block letters)

_____

_____

(insert address)

its right to purchase up to Common Shares represented by these Class F Warrants and does hereby irrevocably constitute and appoint _____ Attorney, to transfer the same on the books of the Company, with full power of substitution in the premises.

Signature: _____

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES.

To be completed by transferee.

In connection with this transfer: (check one):

_____ The undersigned transferee hereby certifies that (i) it is not a U.S. Person and was not offered the Class F Warrants while in the United States and did not execute this certificate while within the United States, (ii) it is not acquiring any of the Class F Warrants represented by this Class F Warrant Certificate by or on behalf of any U.S. person or person within the United States, and (iii) it has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the "US Securities Act"), or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect.

_____ The undersigned transferee is delivering a written opinion of U.S. counsel to the effect that this transfer of Class F Warrants has been registered under the US Securities Act or are exempt from registration thereunder.

Signature: _____

Exhibit C

Selling Shareholder Questionnaire

GOLDRICH MINING COMPANY

SELLING SHAREHOLDER QUESTIONNAIRE

To: GOLDRICH MINING COMPANY
        2607 Southeast Blvd., Suite B211
        Spokane, WA 99223

Complete and Return with Subscription Agreement

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in that certain Subscription Agreement, by and between Goldrich Mining Company, an Alaska corporation (the "Company"), and the Subscribers thereto. This Questionnaire is being delivered to you in connection with a registration statement to be filed with the United States Securities and Exchange Commission. Your securities will <u>not</u> be registered unless you complete this Questionnaire and return it as instructed.

A.   <u>BACKGROUND INFORMATION</u>

Name: _____

Business Address: _____
                        (Number and Street)

_____
(City)   (State)   (Zip Code)

Telephone Number: _____

If a corporation, partnership, limited liability company, trust or other entity:

        Type of entity: _____

        State of formation: _____   Date of formation: _____

Social Security or Taxpayer Identification No. _____

Email address of contact person: _____

Current ownership of securities of the Company:

        _____Common Shares

        Options or warrants to purchase _____ Common Shares (if any)

Number of Shares you are requesting to be registered in the Registration Statement:

        _____ Common Shares (include shares underlying warrants)

C-2

BENEFICIAL OWNERSHIP INFORMATION: Please describe the beneficial ownership of the shares and/or warrants owned by you or your organization. If the undersigned is a partnership, limited liability company or similar entity, please identify the <u>individual</u> or <u>individuals</u> with ultimate voting and dispositive power over such shares and/or warrants, typically the investment manager or investment advisor with primary responsibility for this investment. This information is available from your compliance officer or general counsel. THE COMPANY WILL NOT BE ABLE TO REGISTER YOUR SECURITIES WITHOUT THIS IMPORTANT INFORMATION.

<u>Exception</u>: This information need not be provided if the undersigned is a publicly traded company.

_____
_____
_____
_____
_____
_____
_____

Have you or your organization had any position, office or other material relationship within the past three years with the Company or its affiliates?

[ ] Yes   [ ] No

If yes, please indicate the nature of any such relationships below:

_____
_____
_____
_____
_____

If you, any of your associates, or any member of your immediate family had or will have any direct or indirect material interest in any transaction or series of transactions to which the Company or any of its subsidiaries was a party at any time since January 1, 2007, or in any currently proposed transactions or series of transactions in which the company or any of its subsidiaries will be a party, in which the amount involved exceeds $60,000, please specify (a) the names of the parties to the transaction(s) and their relationship to you, (b) the nature of the interest in the transaction, (c) the amount involved in the transaction, and (d) the amount of the interest in the transaction. If the answer is "none", please so state.

_____
_____
_____
_____
_____

Are you (i) an FINRA Member (see definition), (ii) a Controlling (see definition) shareholder of an FINRA Member, (iii) a Person Associated with a Member of the FINRA (see definition), or (iv) an Underwriter or a Related Person (see definition) with respect to the proposed offering; or (b) do you own any shares or other securities of any FINRA Member not purchased in the open market; or (c) have you made any outstanding subordinated loans to any FINRA Member? IN RESPONDING TO THIS QUESTION, INDICATE WHETHER OR NOT YOU ARE A BROKER DEALER OR IF YOU ARE AFFILIATED WITH A BROKER DEALER, AND IF SO, STATE THE NATURE OF YOUR AFFILIATION.

[ ] Yes   [ ] No

If "yes," please describe below

FINRA Member. The term "**FINRA member**" means either any broker or dealer admitted to membership in the Financial Industry Regulatory Authority ("**FINRA**").

Control. The term "**control**" (including the terms "**controlling**," "**controlled by**" and "**under common control with**") means the possession, direct or indirect, of the power, either individually or with others, to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Person Associated with a member of the FINRA. The term "**person associated with a member of the FINRA**" means every sole proprietor, partner, officer, director, branch manager or executive representative of any FINRA Member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a FINRA Member, whether or not such person is registered or exempt from registration with the FINRA pursuant to its bylaws.

Underwriter or a Related Person. The term "**underwriter or a related person**" means, with respect to a proposed offering, underwriters, underwriters' counsel, financial consultants and advisors, finders, members of the selling or distribution group, and any and all other persons associated with or related to any of such persons.

IN WITNESS WHEREOF, the undersigned has executed this Questionnaire this _____ day of _____, 200__, and declares under oath that it is truthful and correct.

Printed Name

By:
Its:

By:
Name:
Title:

Return each completed and signed Questionnaire with your Subscription Agreement.

Schedule I

Wire Transfer Instructions

Exhibit 99.1



Press Release 2010-1

Goldrich Secures Financing to Acquire Equipment to Begin Commercial Production

Spokane, WA – April 1, 2010 - Goldrich Mining Company (OTCBB - GRMC) (the "Company") announces that it has secured $1,756,442 in financing, of which approximately $1,300,000 will be used to acquire equipment to begin commercial production at the Company's Chandalar gold project and the balance will be used for exploration and general purposes. The financing came from multiple sources, including $615,037 from notes payable in gold, $208,500 from a private placement, and $932,905 from equipment vendor loans. Of the notes payable in gold, $290,000 had already been entered into by the Company in 2009 and were recorded as liabilities for the year ended December 31, 2009.

As noted in our news release on December 3, 2009, the amended notes payable in gold contract includes terms to deliver gold to the holder at the lesser of $850 or a 25% discount to market price as calculated on the contract date and specify delivery of gold in November 2011. Subsequently, the notes payable in gold contract was further amended to give the holder the option to elect by October 20, 2010 to: (1) accelerate the delivery of the gold to October 2010 based on a price equal to the lesser of $960 or a 15% discount to market price as calculated on the date of sale or (2) convert the original amount invested into common stock at a price of $0.45 per common share. The notes payable in gold contract contains standard terms regarding delivery and receipt of gold and payment of delivery costs. A finder's fee of 6% of the proceeds is payable to qualified arm's length parties.

Additionally, for each dollar of note payable in gold, the holder will receive one half of a common stock purchase warrant. Each whole warrant is exercisable to purchase one share of common stock of the Company at an exercise price of $0.65 for a period of two years following the date of issue. In the event that the Company's shares of common stock trade in the United States at a closing price of greater than $1.00 per share for a period of 10 consecutive trading days at any time following the issuance of the warrants, the Company may, in its sole discretion, accelerate the expiration date of the warrants by giving written notice to the holders thereof, and in such case, the warrants will expire on the 20th business day after the date on which such notice is given by the Company.

The Company also received gross proceeds of $208,500 from a private placement of 695,000 Units, at a price of $0.30 per unit. Each Unit consists of one share of common stock and one-half common stock purchase warrant. Each whole warrant is exercisable to purchase one additional common share at $0.55 per share for a period of two years following the date of issue. In the event that the common shares trade at a weighted volume average price of greater than $0.80 per share for a period of 20 consecutive trading days at any time following the issuance of the warrants, the Company may, in its sole discretion, accelerate the expiration date of the warrants by giving written notice to the holders thereof within 10 business days of the occurrence thereof and in such case the warrants will expire on the 20th business day after the date on which such notice is given by the Company. The Board of Directors has approved a total private placement of up to $7 million to qualified accredited investors. The Company granted resale registration rights to such investors. The private placement is anticipated to be completed in multiple closings. Anticipated proceeds from the private placement are for exploration and development of the Company's Chandalar property and for working capital and general corporate purposes.

A cash commission in the amount of 7% of the aggregate subscription amounts and warrants to purchase shares of common stock of the Company equal to 10% of the proceeds raised at each closing divided by the price of the common stock at the time of each closing are payable to qualified arm's length finders in connection with the private placement. All warrants will be exercisable at a price equal to the then current market price of the common shares in compliance with FINRA and applicable federal and state security laws. The warrants will expire on the second anniversary of their issuance. Further, the warrants shall be non-transferable and in the event that the common stock trades at a closing price of greater than $0.80 per share for a period of 20 consecutive days, Goldrich may, at its sole discretion, accelerate the expiration date of the warrants by giving written notice to the holders thereof within 10 business days of the occurrence thereof and in such case the warrants will expire on the 20th business day after the date on which such notice is given by the Company.

In addition to funds received from the notes payable in gold and the private placement, the Company received $932,905 in loans from three different equipment vendors consisting of one 48-month loan for $258,080 at 4.72% interest per annum, a second 36-month loan for $165,950 at 7.9% interest per annum, and a third loan for $508,875 at 9.0% interest per annum payable in 6 monthly installments of $30,000 and a final payment of approximately $349,000 payable on or before October 15, 2010. These loans are secured by a security interest in the equipment.

The notes payable in gold contract and private placement securities have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws and were offered and sold pursuant to applicable exemptions from such registration requirements. This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of any state or jurisdiction.
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For additional information regarding Goldrich Mining Company or this news release, contact Mr. William Schara at telephone (509) 768-4468; e-mail wschara@goldrichmining.com.

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Goldrich Mining Company is engaged in the business of the discovery and mining of gold deposits. This endeavor carries certain risks that are commensurate with the potential rewards of such efforts. These risks cannot be quantified and should not be taken lightly.

Forward-Looking Statements

This press release contains "forward-looking statements" that are made pursuant to the safe harbor provisions of the Private Securities Legislation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Goldrich Mining Company expects or anticipates will or may occur in the future, including such things as the Company's ability to sell forward gold sale contracts, the anticipated use of proceeds from the sale of such contracts, anticipated commercial production at the Company's Chandalar gold project and other such matters are forward-looking statements. Often, but not always, forward-looking statements state that certain actions, events or results ''will'' be taken, occur or be achieved. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Goldrich Mining Company's actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: the Company's ability to sell forward gold sale contracts in the current economic environment, volatility of natural resource prices, including gold prices; product demand; market competition; the Company's ability to continue with corporate spending priorities; the Company's ability to secure additional financing; the existence and extent of gold deposits at the Chandalar property; the Company's ability to start and maintain commercial production at the Company's Chandalar property; and other risks inherent in the Company's operations discussed in the Company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed with the U.S. Securities and Exchange Commission.   The Company makes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.